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                             January 10, 2024

       Shuang Wu
       Chief Executive Officer
       WORK Medical Technology LTD
       Floor 23, No. 2 Tonghuinan Road
       Xiaoshan District, Hangzhou City, Zhejiang Province
       The People   s Republic of China

                                                        Re: WORK Medical
Technology LTD
                                                            Amendment No. 6 to
Registration Statement on Form F-1
                                                            Filed January 2,
2024
                                                            File No. 333-271474

       Dear Shuang Wu:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 20, 2023 letter.

       Amendment No. 6 to Registration Statement on Form F-1, Filed January 2, 2024

       General

   1. We note your response to prior comment 1 and the revisions to your disclosure appearing on the cover page,
Prospectus Summary, Risk Factors and Management's Discussion and
                                                        Analysis of Financial
Condition and Results of Operations sections, relating to legal and operational risks
associated with operating in China and PRC regulations. It is unclear to us that there have been
changes in the regulatory environment in the PRC since the
                                                        amendment that was
filed on November 6, 2023 warranting revised disclosure to mitigate the challenges you face
and related disclosures. The Sample Letters to China-Based
                                                        Companies sought
specific disclosure relating to the risk that the PRC government may intervene in or
influence your operations at any time, or may exert control over operations of your business, which
could result in a material change in your operations and/or the
 Shuang Wu
WORK Medical Technology LTD
January 10, 2024
Page 2
      value of the securities you are registering for sale. We remind you that, pursuant to federal
      securities rules, the term    control    (including the terms
controlling,       controlled by,    and
         under common control with   ) as defined in Securities Act Rule 405
means    the
      possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities,
      by contract, or otherwise.    The Sample Letters also sought specific
disclosures relating to
      uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of November 6, 2023.
       Please contact Michael Fay at 202-551-3812 or Daniel Gordon at 202-551-3486 if you
have questions regarding comments on the financial statements and related matters. Please contact Margaret Sawicki at 202-551-7153 or Katherine Bagley at 202-551-2545 with any other questions.



                                                            Sincerely,

FirstName LastNameShuang Wu                                 Division of
Corporation Finance
                                                            Office of
Industrial Applications and
Comapany NameWORK Medical Technology LTD
                                                            Services
January 10, 2024 Page 2
cc:       Ying Li, Esq.
FirstName LastName